Exhibit 7

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

Azurite Management, LLC

25101 Chagrin Blvd. Suite 330

Cleveland, OH 44122

August 20, 2024

Invacare Holdings Corporation

Worldwide Headquarters,

1 Invacare Way

Elyria, Ohio 44305

United States

Invacare Directors:

Marec Edgar

Abraham Han

Samuel Brill

Jame Donath

J. Carney Hawks

Geoffrey Purtill

Dear Invacare Directors:

Azurite Management, LLC (“Azurite”) appreciates the valuable time that the Board of Directors and the management team have invested in Invacare Holdings Corporation (the “Company” or “Invacare”) over the past several months and towards sustaining the business.

Over the long term with significant new equity investment, we maintain a positive outlook for the Company and its future prospects. This is based on our familiarity with the Invacare North American operations, our extensive experience in the industry and our successful track record of consistently creating value for troubled businesses over time.

Azurite maintains an appreciation for the Company’s brand, customer base and impressive design and distribution capabilities. We share Geoffrey’s and the broader management team’s strategic vision for North America, and we believe there are multiple avenues, organically and inorganically, to further strengthen and expand the business.

Given Azurite’s familiarity with the Invacare North American business and our unique capabilities, we believe that we are uniquely qualified to serve as the preferred partner to Invacare North America in its next chapter of growth.

As such, Azurite is pleased to present you with this non-binding Letter of Intent, which describes the general terms and conditions of our proposal.

Preliminary Valuation

Based on the information that we’ve reviewed to date, Azurite is prepared to acquire substantially all of the assets, or 100% of the capital stock, of certain North American subsidiaries of Invacare, as set forth in more detail in Appendix A (collectively, the “Entities”), for a purchase price of [***]. Either structure would include the assumption of certain current supplier trade payables (i.e., those incurred in the oridinary course of business and less than 30 days outstanding). [***]. This preliminary valuation assumes that the transaction would otherwise be structured on a cash-free and debt-free basis and would include, or adjust for, a mutually agreed upon level of net working capital. [***].

Azurite Management LLC	25101 Chagrin Blvd. Suite 330	Cleveland, OH 44122

For internal use only

Transaction Structure and Consideration

It is anticipated that Azurite would form a wholly owned acquisition entity, equipped with the necessary capital to finance the purchase of the assets or stock of the Entities. We are also open to discussing alternative acquisition structures with the Company.

Azurite and its strategic partners would pay the purchase price in cash, subject to a commercially reasonable escrow holdback amount.

While we will seek the optimal capital structure for the purpose of this transaction, for the avoidance of doubt, Azurite’s ability to transact does not depend on any third-party debt financing, and our final offer will not be subject to any financing condition. It will be fully backed by equity capital.

Conditions to Closing

Consummation of the proposed transaction would be subject to fulfillment of certain customary conditions, including without limitation:

a)	Azurite shall have received all required consents and approvals from third parties, as Azurite deems necessary;

b)	Azurite shall have entered into employment agreements with such key managers of the Entities as Azurite deems necessary; and

c)

There shall not have occurred any event or circumstance that has had, or could reasonably be expected to have, a material adverse effect on the Entities or on the ability to consummate the proposed transaction; and

Operation Prior to Closing

From and after the date hereof until the termination of this Letter of Intent, the Company (a) will conduct the North American business only in the normal and ordinary course, consistent with past practice, (b) will use commercially reasonable efforts to preserve the North American business, its assets, and its relationships with customers, lessors and other third parties, and (c) will not materially increase the annual level of compensation of any employee of the North American business, or grant any unusual or extraordinary bonuses, benefits or other forms of direct or indirect compensation to any employee, officer, director, manager or consultant associated with the business, except in amounts consistent with past practices. The Company will notify Azurite promptly of any event or circumstance occurring that has had, or could reasonably be expected to have, a material adverse effect on the Business.

Due Diligence

Azurite has a deep understanding of Invacare and has performed considerable diligence to date and therefore is prepared to move forward without substantial updates to our understanding of post-restructuring events and status.

Azurite Management LLC	25101 Chagrin Blvd. Suite 330	Cleveland, OH 44122

External Advisors

Upon the execution of this Letter of Intent, Azurite intends to engage third-party professionals such as attorneys, accountants and insurance and benefits professionals to assist us in our evaluation of the risks and opportunities.

Definitive Agreements

Upon execution of this Letter of Intent, we would propose that our respective legal counsel immediately begin negotiating a definitive purchase agreement, along with all other ancillary legal agreements (collectively, the “Definitive Agreements”) so that we would be able to close the transaction within the time frame discussed herein. The Definitive Agreements will contain customary agreements, conditions, representations, warranties, indemnities and escrows of the parties.

Process and Timing

We would anticipate signing the Definitive Agreements within 25 days, and closing the transaction within a total of 30 days, subject only to any required regulatory or legal approvals or consents.

Confidentiality

This Letter of Intent shall be subject to that certain Confidentiality Agreement, dated as of March 15, 2024, by and between Invacare and Azurite, which is incorporated herein by reference.

Exclusivity

The Company agrees that unless negotiations between Invacare and Azurite are earlier terminated by mutual agreement, Invacare shall not, and shall not permit any of its affiliates or representatives to, entertain, solicit, discuss, facilitate, enable or pursue a possible merger, equity sale, asset sale, recapitalization or other material transaction involving Invacare or the North American business (an “Alternative Transaction”) for a 60-day period beginning on the date upon which Azurite and Invacare execute this Letter of Intent (the “Exclusivity Period”). The Exclusivity Period may be extended by mutual agreement if, during the initial period, Buyer and Seller have worked together in good faith and made meaningful progress toward a closing of the transaction.

If the Company or any of its representatives receives any inquiries or solicitations involving an Alternative Transaction at any time during the Exclusivity Period, then the Company, as applicable, will promptly notify Azurite in writing of such inquiry or solicitation and supply comprehensive details of the Alternative Transaction, including, if applicable, a copy of the alternative proposal.

Fees and Expenses

Except as otherwise provided in the Definitive Agreements, Azurite and Invacare agree to each pay their respective fees and expenses incurred in connection with the transaction, including, without limitation, fees and expenses of investment bankers, brokers, legal counsel, accountants, consultants, appraisers and other professionals, and will not look to the other party for any contribution toward such expenses, except that if Invacare breaches the obligation set forth under “Exclusivity” above, then, Invacare will reimburse Azurite for all such expenses incurred by Azurite in connection with the contemplated transaction.

Azurite Management LLC	25101 Chagrin Blvd. Suite 330	Cleveland, OH 44122

Release

Contingent upon the closing of the transaction, Azurite and its affiliates would enter into the Release previously proposed by Invacare, attached hereto as Exhibit A.

Miscellaneous

This Letter of Intent shall be governed by and construed in accordance with the laws of the State of Ohio without giving effect to conflicts of laws principles thereof.

This Letter of Intent may be executed in one or more counterparts and, all of which taken together, shall constitute one and the same agreement. Delivery of an executed signature page to this Letter of Intent by facsimile or other electronic transmission (including documents in Adobe PDF format) will be effective as delivery of a manually executed counterpart to this Letter of Intent.

Invacare represents that its execution of this Letter of Intent will not contravene any other agreement or obligation to which Invacare may be subject.

Binding Effect

This Letter of Intent is a non-binding proposal that sets forth the general terms and conditions of a potential transaction between Azurite and Invacare and is not legally binding in any way on any party, except for the paragraphs with the following headings, which shall be binding and enforceable on Azurite and Invacare: (i) Confidentiality, (ii) Exclusivity, (iii) Fees and Expenses, (iv) Release, (v) Miscellaneous, and (vi) Binding Effect. Moreover, except as expressly provided in the Definitive Agreements executed by Azurite and Invacare in connection with the transaction, no past, present or future action, course of conduct or failure to act relating to the proposed transaction referred to in this Letter of Intent will give rise to or serve as the basis for any obligation or other liability on the part of Azurite, Invacare or their respective affiliates with respect to the proposed transaction.

About Azurite Management LLC

Azurite Management is a private investment firm focused on investing primarily in U.S. companies. Azurite seeks to invest in deeply undervalued companies that are hard to replicate with attractive cash flow potential, and actively engage with management teams and boards of directors to identify and execute on opportunities to unlock value for the benefit of all stakeholders.

Azurite Management LLC	25101 Chagrin Blvd. Suite 330	Cleveland, OH 44122

Summary

We are excited about this investment opportunity and appreciate having the opportunity to review the Company’s information and to have our offer considered for a potential transaction. If you have any questions or comments, please contact me by telephone at [REDACTED] or by email at [REDACTED].

If this Letter of Intent accurately describes your understanding of the proposed transaction, please execute in the space provided below and return to us at your earliest convenience.

Very Truly Yours,

Azurite Management LLC

/s/ Steve Rosen

Agreed to and Accepted as of ___________, 2024

Invacare Holdings Corporation

By:
Name:
Its:

Azurite Management LLC	25101 Chagrin Blvd. Suite 330	Cleveland, OH 44122

APPENDIX A

•	Adaptive Switch Laboratories, Inc., a Texas corporation.

•	Carroll Healthcare General Partner Inc., an Ontario corporation.

•	Carroll Healthcare Inc., an Ontario corporation.

•	Freedom Designs, Inc., a California corporation.

•	Invacare Canada General Partner Inc., a Canadian federal corporation.

•	Invacare Canada L.P., an Ontario limited partnership.

•	Invamex Holdings LLC, a Delaware limited liability company.

•	Invamex S. de R.L. de C.V., a Mexican corporation.

•	Invatection Insurance Company, a Vermont corporation.

•	Medbloc, Inc., a Delaware corporation.

•	Motion Concepts, L.P., an Ontario limited partnership.

•	Perpetual Motion Enterprises Limited, an Ontario corporation.

Azurite Management LLC	25101 Chagrin Blvd. Suite 330	Cleveland, OH 44122